Exhibit 99.1

CONVENING NOTICE OF
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
ALLEGO N.V.
This is the convening notice for the annual general meeting of shareholders of Allego N.V. (the “Company”) to be held on June 30, 2023 at 3:00 p.m. CEST at the offices of the Company (address: Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands (the “AGM”).
The agenda for the AGM is as follows:
1.	Opening
2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2022 (discussion item)
3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022 (voting item)
4.	Discussion of the Company's dividend and reservation policy (discussion item)
5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the fiscal year 2023 (voting item)
6.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2022 (voting item)
7.	Appointment of Thierry Déau as non-executive director of the Company (voting item)
8.	Reappointment of Christian Vollmann as non-executive director of the Company (voting item)
9.	Reappointment of Thomas Maier as non-executive director of the Company (voting item)
10.	Extension of authorization for the Company's board to acquire shares and depository receipts for shares in the Company's capital (voting item)
11.	Closing
No business shall be voted on at the AGM, except such items as included in the abovementioned agenda.
The record date for the AGM is June 2, 2023 (the “Record Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the “Registers”) may attend and, if relevant, vote at the AGM (“Persons with Meeting Rights”), irrespective of changes to their shareholdings or rights after the Record Date.
Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the “Beneficial Owners”) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.
Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an “Attendance Notice”) no later than 6:00 a.m. CEST on June 23, 2023 (the “Cut-off Date”). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.
Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.allego.eu).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:
Allego N.V.
c/o Willem Boers (Company Secretary)
Westervoortsedijk 73 KB
6827 AV Arnhem
The Netherlands
E-mail address: legal@allego.eu
Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA
2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2022 (discussion item)
The Company's statutory board report over the fiscal year 2022 has been made available on the Company's website (http://www.allego.eu) and at the Company's office address.
3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2022 (voting item)
The Company's annual accounts over the fiscal year 2022 have been made available on the Company's website (http://www.allego.eu) and at the Company's office address. It is proposed that these annual accounts be adopted.
4.	Discussion of the Company's dividend and reservation policy (discussion item)
The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board (the “Board”) and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.
5.	Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the fiscal year 2023 (voting item)
Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts. It is now proposed to appoint Ernst & Young Accountants LLP as the external independent auditor for the audit of the Company's annual accounts for the fiscal year 2023.
6.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2022 (voting item)
It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2022 or in other public disclosures.
7.	Appointment of Thierry Déau as non-executive director of the Company (voting item)
The Board has made a binding nomination to appoint Thierry Déau as a non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. In connection with the resignation of Sandra Lagumina as non-executive director of the Company, Mr. Déau has already served as interim non-executive director of the Company as from October 13, 2022.
Mr. Déau is Chairman and Chief Executive Officer of Meridiam. He founded Meridiam, an independent investment firm specialized in the development, financing and management of long-term and sustainable infrastructure projects in 2005, with the belief that the alignment of interests between the public and private sector can provide critical solutions to the collective needs of communities. Managing over $20 Billion of assets, the firm has to date more than 100 projects under development, construction or in operation. Prior to Meridiam, Mr. Déau worked for France's Caisse des Dépôts et Consignations where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Mr. Déau is currently a board member of Fondation des Ponts, Chairman of Archery for Inclusive Leadership and founder of Africa Infrastructure fellowship program Foundation (AIFP Foundation). In addition, he is a founding member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, a member of Prince of Wales' Sustainable Markets Council for the Commonwealth, and honorary chairman of the Long Term Infrastructure Association (LTIIA). Mr. Déau graduated from École Nationale des Ponts et Chaussées engineering School.
The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.
8.	Reappointment of Christian Vollmann as non-executive director of the Company (voting item)
The Board has made a binding nomination to reappoint Christian Vollmann as a non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.
Mr. Vollmann is the founder and CEO of C1 Green Chemicals AG, developing high-speed climate chemistry. Before that, he built nebenan.de into German's leading social neighborhood network.
Mr. Vollmann has made more than 75 angel investments since 2005 and was named Germany's Business Angel of the Year in 2017. He is Venture Partner and Member of the Investment Committee at PropTech1 Ventures. Mr. Vollmann serves as an advisor to the German Federal Ministry of Economics on digitalization, technology, and startups in an honorary capacity. Mr. Vollmann bought his first all-electric car in 2014 and has not looked back since.
The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.
9.	Reappointment of Thomas Maier as non-executive director of the Company (voting item)
The Board has made a binding nomination to reappoint Thomas Maier as a non-executive director of the Company for a period of three years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2026.
Mr. Maier currently serves on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier has been a member of the Advisory Board of Stirling Infrastructure Partners since April 2021. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.
The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.
10.	Extension of authorization for the Board to acquire shares and depository receipts for shares in the Company's capital (voting item)
The Board has been authorized, for a period of 18 months following the conversion of the Company into a public company (naamloze vennootschap) in connection with the initial public offering of its ordinary shares, to resolve for the Company to acquire fully paid-up ordinary shares in its own capital (and/or depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at close of business on the first date of book entry delivery of the Company's ordinary shares in settlement of the admission to listing and trading of the Company's ordinary shares on the New York Stock Exchange).
It is proposed that this authorization be renewed for a period of, an effectively extended to expire, 18 months following the date of this AGM, for up to 10% of the Company's issued share capital (determined as of the close of business on the date of this AGM). If the resolution proposed under this agenda item is passed, the proposed authorization shall replace the currently existing authorization.
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